Exhibit 99.1

CELLYAN BIOTECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in U.S. dollar, except for the number of shares)

		For the Six Months Ended September 30,
	Note	2025 unaudited	2024 unaudited
Revenues	7	$7,137,140	$11,091,189
Cost of revenues	8	(6,206,376)	(9,185,586)
Gross profit		930,764	1,905,603

Other income	9	5,306	804

Operating expenses:
Selling, general and administrative expenses	8	(724,617)	(881,120)
Other gains, net	10	22,866	1,751
Total operating expenses		(701,751)	(879,369)
Operating profit		234,319	1,027,038

Financial income	11	330	1,078
Finance costs	11	(62,847)	(49,254)
Finance costs, net		(62,517)	(48,176)

Profit before income taxes		171,802	978,862

Income tax expense	12	(18,067)	(150,303)
Net profit for the period	13	153,735	828,559
Less: profit attributable to non-controlling interests		-	-
Profit attributable to owners of the Company		153,735	828,559

Other comprehensive income
Foreign currency translation adjustments		(73)	20,032
Comprehensive income attributable to the Company’s shareholders		$153,662	$848,591

Earnings per share
Basic and diluted *	15	$0.014	$0.083

Weighted average number of shares outstanding
Basic and diluted *		11,000,000	10,000,000

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollar, except for the number of shares)

		September 30, 2025	March 31, 2025
	Note	unaudited	audited
ASSETS
NON-CURRENT ASSETS:
Property and equipment, net	16	112,524	111,245
Intangible assets, net	17	90,218	96,437
Right of use assets, net	25	573,556	482,489
TOTAL NON-CURRENT ASSETS		776,298	690,171

CURRENT ASSETS:
Investment for funds at fair value through profit or loss	21	$2,290,422	$2,256,830
Inventories	18	593,373	559,982
Trade receivables, net	19	5,092,957	4,655,951
Other receivables and prepayments	19	676,357	447,912
Amount due from related parties	23	13,052	57,309
Restricted cash		459	400
Cash and cash equivalents	20	190,912	748,721
TOTAL CURRENT ASSETS		8,857,532	8,727,105
TOTAL ASSETS		$9,633,830	$9,417,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
NON-CURRENT LIABILITIES:
Lease liabilities non-current portion	25	129,713	6,412
Long term bank loan non-current portion	24	1,334,565	1,503,797
TOTAL NON-CURRENT LIABILITIES		1,464,278	1,510,209

CURRENT LIABILITIES:
Trade and other payables	22	$1,227,913	$1,821,759
Tax payable	12	123,184	105,058
Contract liabilities	7	529,008	124,507
Due to related parties	23	337,610	1,313
Lease liabilities – current portion	25	452,940	493,103
Current portion of long-term bank loan	24	355,466	371,558
TOTAL CURRENT LIABILITIES		3,026,121	2,917,298
TOTAL LIABILITIES		4,490,399	4,427,507

COMMITMENTS AND CONTINGENCIES		—	—

EQUITY:
Ordinary shares, 1,000,000,000 shares authorized, consisting of 940,000,000 Class A ordinary shares of par value of US$0.001 each and 60,000,000 Class B ordinary shares of par value of US$0.001 each, with 49,501,000 Class A ordinary shares of $0.001 par value per share and 499,000 Class B ordinary shares of $0.001 par value per share issued and outstanding*
Class A ordinary shares, 11,000,000 shares issued and outstanding at September 30, 2025 and March 31, 2025, respectively *	26	11,000	11,000
Class B Ordinary shares, nil shares issued and outstanding at September 30, 2025 and March 31, 2025, respectively *		-	-
Additional paid in capital	26	3,463,898	3,463,898
Retained earnings	27	1,657,787	1,504,052
Accumulated other comprehensive income	27	10,746	10,819
TOTAL SHAREHOLDERS’ EQUITY		5,143,431	4,989,769

TOTAL LIABILITIES AND EQUITY		$9,633,830	$9,417,276

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollar, except for the number of shares)

	Attributable to CELLYAN BIOTECHNOLOGY CO., LTD’s shareholders							Accumulated
	Ordinary shares				Additional			Other
	Class A		Class B		Paid-in	Subscription	Retained	Comprehensive	Total
	Shares *	Amount	Shares *	Amount	Capital	receivable	earnings	Income (Loss)	equity
Balance at March 31, 2024	9,501,000	$9,501	499,000	499	3,017,409	(300,000)	1,531,108	(4,858)	4,253,659
Class B capital injection	—	—	—	—	—	250,000	—	—	250,000
Net income (loss) for the period	—	—	—	—	—	—	828,559	—	828,559
Foreign currency translation gain	—	—	—	—	—	—	—	20,032	20,032
Balance at September 30, 2024	9,501,000	$9,501	499,000	499	3,017,409	(50,000)	2,359,667	15,174	5,352,250

Balance at March 31, 2025	11,000,000	$11,000	—	—	3,463,898	—	1,504,052	10,819	4,989,769
Class B capital injection	—	—	—	—	—	—	—	—	—
Net income (loss) for the period	—	—	—	—	—	—	153,735	—	153,735
Foreign currency translation gain	—	—	—	—	—	—	—	(73)	(73)
Balance at September 30, 2025	11,000,000	$11,000	—	—	3,463,898	—	1,657,787	10,746	5,143,431

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2025 unaudited	2024 unaudited
Cash flows from operating activities:
Net profit for the period	$153,735	$828,559
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	47,392	34,052
Fair value gain on Investment for funds at fair value through profit or loss	(33,592)	-
Amortization of ROU assets	412,272	407,886
Changes in operating assets and liabilities:
Trade receivables	(435,868)	(1,148,824)
Inventories	(33,330)	382,651
Other receivables and prepayments	(227,595)	(94,476)
Trade and other payables	(592,085)	372,673
Contract liabilities	402,913	(116,992)
Taxes payable	18,067	124,689
Amount due from/to related parties, net	44,074	(37,099)
Net cash (used in)/provided by operating activities	(244,017)	753,119

Cash flows from investing activities:
Additions to property, plant and equipment	(35,433)	(41,035)
Additions to intangible assets	(7,066)	(65,308)
Net cash used in investing activities	(42,499)	(106,343)

Cash flows from financing activities:
Repayment of bank loans	(184,350)	(106,408)
Capital contribution from shareholders	-	250,000
Deferred IPO costs paid	-	(443,992)
Repayment of loan to related parties	(12,506)	(226,679)
Loan from related parties	347,468	7,451
Decrease of lease liabilities, net	(420,166)	(392,395)
Net cash used in financing activities	(269,554)	(912,023)

Effect of exchange rates changes on cash	(1,680)	3,381
Net increase in cash	(557,750)	(261,866)
Cash and restricted cash, beginning of the year	749,121	627,257
Cash and restricted cash, end of the year	$191,371	$365,391

	September 30,	September 30,
	2025	2024
Supplemental cash flow disclosures:
Cash paid for interest (exclusive of interest for lease liability)	$48,318	$49,254
Non cash investing/financing activities:
Right-of-use assets obtained in exchange for operating new lease liabilities	$503,039	$881,135
Right-of-use assets and operating lease liabilities modification	$-	$(136,858)
Shares issued advanced amortized for deferred IPO costs	$-	$457,429

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited) (“Hong Kong Pharma” or “the Company”) is an exempted limited liability company formed under the laws of the Cayman Islands on August 17, 2023. On December 31, 2025, the English name of the Company was changed to “Cellyan Biotechnology Co., Ltd”. The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the OTC pharmaceutical business through its wholly owned subsidiaries, Joint Cross Border Logistics Company Limited (“JCB”) and V-Alliance Technology Supplies Limited (“VA”), each a limited liability corporation incorporated in Hong Kong and collectively referred to as HK Subsidiaries. There are two main categories of business offering: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, JCB, which we refer to as the “Supply Chain Services” division and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, VA, which we refer to as the “Procurement and Distribution” division.

As of September 30, 2025, the Company’s subsidiaries and consolidated affiliated entities were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Joint Cross Border Logistics Company Limited (“JCB”)	July 18th, 2017	Hong Kong, PRC	100%	custom clearance, drugs enlisting, warehouse services and other logistics services
V-Alliance Technology Supplies Limited (“VA”)	September 1st, 2016	Hong Kong, PRC	100%	procurement and distribution of pharmaceutical products

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Lap Sun Wong, the CEO and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A reorganization of the legal structure was completed on December 7, 2023. The reorganization involved:

(i)	The transfer of all the shareholder equity interest in JCB to the Company on December 7, 2023;

(ii)	The transfer of all the shareholders’ equity interest in VA to the Company on December 7, 2023;

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. IFRS does not have a standard nor cover combination under common control, and the Company chooses to adapt from US GAAP ASC is not contradictory to compliance with IFRS. Therefore, the consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5. Therefore, all subsidiaries are consolidated under common control basis. All references to the number of ordinary shares and per share data in the accompanying consolidated financial statements have been retrospectively restated to reflect the reorganization. However, the shares issued to new investors on December 1, 2023 were not part of the reorganization and have been accounted for prospectively.

NOTE 2 — ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards — For the purpose of preparing and presenting the consolidated financial statements for the six months ended September 30, 2024 and 2025, the Group has consistently applied the accounting policies which conform with International Financial Reporting Standards (“IFRS Accounting Standards”), which are effective for the accounting periods beginning on or after April 1, 2024, throughout the year ended March 31, 2025 and six months ended September 30, 2025.

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

The Group has adopted the amendments to IAS 1 Presentation of Financial Statements for the first time in the financial year ended March 31, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Group has applied materiality guidance in IFRS Practice Statement 2 in identifying its material accounting policies for disclosures in the related notes. The previous term ‘significant accounting policies’ used throughout the financial statements has been replaced with ‘material accounting policies information’.

New and revised IFRS Accounting Standards in issue but not yet effective

At September 30, 2025, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

●	Lack of Exchangeability – Amendments to IAS 21 (1)

●	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture-Amendments to IFRS 10 and IAS 28 (2)

●	Disclosures in Uncertainties in the Financial Statements (1)

(1)	Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

(2)	Effective date is deferred indefinitely.

The Group does not expect that the adoption of the Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods.

NOTE 3 — material ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Basis of consolidation

The accompanying condensed consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by IFRS for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation were included in the Company’s unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the years ended March 31, 2025 and 2024 included in the Company’s Form 20-F. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated in consolidation. Operating results for the six months ended September 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year.

The acquisition method of accounting is used to account for business combinations by the Group. No subsidiaries were acquired during the six months ended September 30, 2025 and 2024.

Foreign currencies

Functional and presentation currency

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated statements of financial position. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income (loss).

Since the Company operates primarily in Hong Kong, the Company’s functional currency is the Hong Kong dollar (“HK$”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	September 30, 2024
HK$ Balance sheet items, except for equity accounts	US$1=HK$7.7809	US$1=HK$7.7693
HK$ Items in the statements of income and cash flows	US$1=HK$7.8119	US$1=HK$7.8084

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

The Group did not allocate or manage the resources of different revenue streams by companies or business units. Therefore, the Group’s management reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Group has only one reportable segment. The Company operates and manages its business in Hong Kong as a single segment. As the Company’s long-lived assets are substantially all located in the Hong Kong and substantially all the Company’s revenues are incurred within Hong Kong, no geographical segments are presented.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. Currently, the Company’s contracts with its customers do not include financial benefit for more than one year.

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from resale of OTC pharmaceutical products (procurement and distribution)

The Company sells OTC pharmaceutical products to various wholesalers. In accordance with the contracts signed between the Company and customers, the Company promises to deliver a batch of specific pharmaceutical products, which is identified as a performance obligation, and only one obligation can be identified. For all the Company’s sales contracts, the sales amount is fixed. No significant variable consideration is involved. Performance obligation is satisfied at the point in time when control of the OTC pharmaceutical products is transferred to the customers, generally on delivery and acceptance of the goods, because the Company does not have a right to payment for the performance completed before the customer acceptance and the customer cannot simultaneously receive and consume the benefit from the products provided by the Company. The Company does not have any further performance obligations after the customer acceptance. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Revenue from consignment sales of OTC pharmaceutical products (consignment sales)

The Company sells OTC pharmaceutical products to customers through certain sales agents. In accordance with the contracts signed between the Company and the sales agent, the Company promises to deliver a batch of specific pharmaceutical products, which is identified as a performance obligation. For all the Company’s consignment sales contracts, the sales price is fixed, and no significant variable consideration is involved. Performance obligation is satisfied at the point in time when control of the OTC pharmaceutical products are transferred to the customers. Although we contracted directly with the sales agent, the revenue is recognized upon the products are sold to end customers. The products kept by the sales agent before sold out to the end customers are recorded as consignment inventories. The Company does not have any further performance obligations after products are accepted and sold to end customers. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Revenue from providing varied logistics services (supply chain services)

The Company provided types of logistics services in connection to goods transported from different countries to be delivered to customers located in Hong Kong or mainland China. These services include international transportation and customs clearance service, storage service, packing and labeling services, Customs clearance service, mainland China delivery service, etc. Some contracts (hereby is called “distinct services”) are signed to include varied performance obligations independent from each other with distinct price for each type of service, while some contracts (hereby is called “packaged services”) are signed to include types of performance obligations with sequence to be delivered and the customer could receive and accept the packaged services when the last obligation is completed. As such, the Company considered the packaged services as one distinct performance obligation. Performance obligation is satisfied in time when the customers have received and accepted the service, which represents the distinct obligation service is completed. Customers confirm the services accepted and the corresponding amount with the Company on a monthly basis. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to provide a type of logistics service or a package of logistics services and take a full obligation to provide such services even if the suppliers are not able to deliver service.

Some of the contracts include penalty clause to adjust down the price to the Company if the Company are not able to meet certain logistics requirements. The Company estimates the penalty amount as a liability at each period end and adjusts the revenue accordingly. When the amount is confirmed by the customer, the liability will be revised accordingly. As of September 30, 2025 and March 31, 2025, the liability is zero.

Other revenue

Other revenue represents the revenue from sales of packing materials and sample products. Performance obligation is satisfied at the point in time when control of the goods are transferred to the customers, generally on delivery and acceptance of the goods. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Other income

Other income includes government grants and penalty income. Subsidy income is recognized upon receiving the government grants. During the six months ended September 30, 2025, the Company recorded $1,468 government grants representing a subsidy for a pregnant employee. No government grant was recorded during the six months ended September 30, 2024.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement benefit costs

Pursuant to the relevant regulations of the Hong Kong government, the Group’s subsidiaries located in the Hong Kong participate in a Mandatory Provident Fund, which is a government retirement benefits scheme (the “Scheme”), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Group’s participating subsidiaries, Hong Kong government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the Hong Kong; accordingly, the only obligation of the Group with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Group. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Leasing

IFRS 16 Leases requires lessees to recognize assets and liabilities for most leases based on a ‘right-of-use model’ which reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

IFRS 16 defines a lease term as the noncancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis.

Under a lease longer than 1 year, the lessees are required to recognize right-of-use asset (“ROU assets”) and lease liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for any prepaid or accrued lease payments, net of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources to reflect the terms of the lease and type of the asset leased. The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Any lease with a term of 12 months or less is considered short-term. As permitted by IFRS 16, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated statements of financial position. Consistent with all other operating leases, short-term lease expenses are recorded on a straight-line basis over the lease term.

Leasehold improvements

Leasehold improvements, principally comprising costs of office buildings and warehouse renovation, are held for administrative and logistics processing purposes. Leasehold improvements are initially measured at cost and amortized systematically over its useful life.

Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is de-recognized.

Intangible assets

Intangible assets, principally comprising software purchased. Separately acquired software is shown at historical cost. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The software is amortized over 5 years, using the straight-line method.

Inventories

Inventories, comprising of packing materials and merchandise inventories, are stated at the lower of cost and net realizable value. Costs of inventories are determined using the weighted average method for each type of inventory initially recorded at purchase cost. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Deferred IPO costs

Deferred IPO costs represent costs associated with the Company’s shares offering, which will be netted against the gross proceeds from the Company’s shares offering.

Trade receivables

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits held at call with banks.

Restricted cash

Restricted cash represents the cash deposited in the escrow account managed by online platforms (sales agents). The cash in the escrow account is used to be compensated to ending customers who bought the goods through the online platforms, in case certain ending customers ask for return or other quality claims.

Share-based payments

Shares granted to employees

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (shares held under share award scheme). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss.

Shares granted to non-employees

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. The fair value of the goods or services received are recognized as expenses (unless the goods or services qualify for recognition as assets).

When shares granted are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

Financial instruments — investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the income statement and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the income statement.

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under HKAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not sole payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments — impairment of financial assets

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt instruments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments — derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments — financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

Financial instruments — derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Financial instruments — offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Capital and Reserves

Share capital represents the nominal value of shares that have been issued by the Group. Share capital is determined using the nominal value of shares that have been issued.

Retained profits include all current and prior period results as determined in the combined statement of comprehensive income.

Foreign currency translation reserve arising on the translation are included in the currency translation reserve.

All transactions with owners of the Group are recorded separately within equity.

Earnings/(loss) per share

Basic earnings per share (“EPS”) are computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Potential dilutive securities are excluded from the calculation of diluted EPS in loss periods as their effect would be anti-dilutive.

The preparation of financial statements in conformity with IFRS requires management to exercise judgment in the process of applying the Group’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amount of revenue and expenses during the reporting period. The following estimates that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are disclosed below.

NOTE 4 — SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES

Impairment Losses

Impairment losses are based on an assessment of the investment or long-lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss is based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit or loss during the period.

Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Income Tax

Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at September 30, 2025 and March 31, 2025 amounted to $123,184 and $105,058, respectively.

NOTE 5 — KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Depreciation of property, plant and equipment

The costs of property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment, and intangible assets to be within 5 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation or amortization charges could be revised.

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating-unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

During the six months ended September 30, 2025 and 2024, the Group recognized impairment losses of $nil.

Allowance for expected credit losses

The calculation of the Group’s expected credit loss allowances and provisions against trade receivables, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The expected outcome may be different from the original estimate, and such difference will impact carrying value of trade receivables and doubtful debt expenses in the period in which such estimate has been charged.

Critical judgements include:

●	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated

●	Establishing the criteria for a significant increase in credit risk (SICR)

●	The individual assessment of material cases and the use of judgmental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models

Key source of estimation uncertainty includes:

●	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

In accordance with the contracts, when the goods or services are delivered, the customers are due to pay the full amount of revenue. However, most customers may postpone paying the outstanding balance in one or two months after acceptance of the goods or services. In general, if a receivable’s ageing is more than 1 year, it is very possible to be uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable. The Company determines that any receivables with ageing longer than 2 year or any receivables identified by the management with special events to be uncollectable are deemed to be uncollectable and need to be written off.

As of September 30, 2025 and March 31, 2025, the Company has not identified any receivables that need to be written-off. As such, no allowance on expected credit loss is considered as of September 30, 2025 and March 31, 2025.

Share-based payments

The Company measures the share-based payments value, by reference to the fair value of the equity instruments granted. As no active market for the Company’s equity value, the Company used discounted cash flow analyses for valuing the fair value and made estimates about expected future cash flows and credit spreads. Interest rate spreads, credit spreads, earnings multiples and interest rate volatility are the key sources of estimation, which may takes significant impact on the value of the share-based payments.

Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company’s specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

NOTE 6 — CONCENTRATION RISKS

Geographical information

The Group’s operations are located in Hong Kong and all of the Group’s revenue is derived from sales in Hong Kong. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Customer A	$870,582	$	*
Customer B	860,436		*
Customer C	843,842		*
Customer D	731,504		*
Customer E	714,957		*
Total revenue	$7,137,140		$11,091,189

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Six Months ended September 30, 2025		Six Months ended September 30, 2024
Supplier A	$	*	$1,496,978
Supplier B		1,805,035	1,186,230
Supplier C		926,187	*
Total purchase		$6,206,376	$9,185,586

*	The purchase from this supplier is not over 10% of total purchase of the Company.

NOTE 7 — REVENUE

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Supply chain services	$4,524,866	$6,329,678
Procurement and distribution	2,609,787	4,759,301
Consignment sales and other revenue	2,487	2,210
Total Revenue	$7,137,140	$11,091,189

During the six months ended September 30, 2025 and 2024, $4,524,866 and $6,329,678 of revenue were recognized, respectively, over time when services are delivered to customers over a short period of time. During the six months ended September 30, 2025 and 2024, $2,612,274 and $4,761,511 of revenue were recognized, respectively, in time when the goods are delivered to customers.

The Company presents the consideration that a customer pays before the Company transfers a service or goods to the customer as a contract liability when the payment is made. Contract liability is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of September 30, 2025, the balance of contract liability was $529,008. The contract liability amounted to $124,507 as of March 31, 2025 were recognized as revenue within the six months ended September 30, 2025.

NOTE 8 — BREAKDOWN OF EXPENSES BY NATURE

Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, labor cost, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Selling, general and administrative expenses comprise labor costs, depreciation and amortization, professional expenses, utility expenses and other office expenses.

The following table shows a breakdown of cost of revenue, Selling, general and administrative expenses of all business for the periods presented for each category:

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Changes in inventories of merchandised goods	$2,534,834	$4,513,873
Storage cost	426,780	530,012
Transportation cost	2,053,718	2,619,599
Consumption of packing material	417,266	514,714
Depreciation and amortization	42,412	30,153
Labor cost	1,051,962	1,318,041
Outsourcing expenses	215,944	328,755
Others	188,077	211,559
Total cost of revenue, selling, general and administrative expenses	$6,930,993	$10,066,706

NOTE 9 — OTHER INCOME

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Government grant	$1,468	$-
Disposal of scraps and others	3,838	804
Total	$5,306	$804

NOTE 10 — OTHER GAINS, NET

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Foreign currency exchange gain (loss)	$(10,726)	$1,751
Unrealized gain or loss from investment	33,592	-
Others	-	-
Total	$22,866	$1,751

NOTE 11 — FINANCE COSTS, NET

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Interest income on bank balance	$330	$1,078
Finance income	330	1,078

Interest expenses on lease liability	(14,529)	(20,150)
Interest expenses on bank loans	(48,318)	(29,104)
Finance costs	(62,847)	(49,254)
	-	-
Finance costs, net	$(62,517)	$(48,176)

NOTE 12 — INCOME TAX EXPENSE

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Hong Kong enterprises income tax:
Current tax	$18,067	$150,303
Deferred tax	—	—
Total	$18,067	$150,303

Cellyan Biotechnology Co., Ltd was incorporated in the Cayman Islands, and, under the current laws of the Cayman Islands, is not subject to income taxes.

The Group’s tax charge is applicable solely to its Hong Kong operating entities, which may be subject to current income tax and deferred income tax.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended September 30, 2025 and 2024:

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Hong Kong Statutory income tax rate	16.50%	16.50%
Permanent difference for non-deductible expense	-%	2.26%
Permanent difference for non-taxable income	(0.13)%	(1.29)%
Deferred tax not provided for	2.30%	1.24%
Previous years’ operating loss deducted in current year	-%	-%
Effect of Hong Kong preferential tax rate	(10.56)%	(2.31)%
Effect of different tax jurisdiction	2.41	-%
Effective tax rate	10.52%	16.40%

NOTE 13 — PROFIT FOR THE PERIOD

Profit for the period has been arrived at after charging:

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Depreciation of property, plant and equipment	$34,145	$25,699
Amortization of intangible assets	13,247	8,353
Amortization of ROU assets	$412,272	$407,886

NOTE 14 — DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Salaries
Lap Sun Wong	$32,130	$38,420
Ms. Zou Yue	7,692	-
Mr. Chan Kam Leung	7,692	-
Mr. Lai King Yin	7,692	-
Zhifang Zhang	6,977	38,420
Total	$62,183	$76,840

NOTE 15 — EARNINGS PER SHARE

	Six Months ended September 30, 2025	Six Months ended September 30, 2024
Basic Earnings Per Share Numerator
Profit for the period attributable to owners of the Company	$153,735	$828,559

Diluted Earnings Per Share Numerator
Profit for the period attributable to owners of the Company	$153,735	$828,559

Basic Earnings Per Share Denominator
Ordinary shares :	11,000,000	10,000,000
Additions from actual events:
– Issuance of ordinary shares, weighted	—	—
Basic weighted average shares outstanding	11,000,000	10,000,000

Diluted Earnings Per Share Denominator
Basic weighted average shares outstanding	11,000,000	10,000,000
Dilutive shares: Potential additions from dilutive events:
	—	—
Diluted Weighted Average Shares Outstanding:	11,000,000	10,000,000

Earnings Per Share
– Basic*	$0.014	$0.083
– Diluted*	$0.014	$0.083
Weighted Average Shares Outstanding
– Basic*	11,000,000	10,000,000
– Diluted*	11,000,000	10,000,000

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

NOTE 16 — PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Warehouse equipment	Furniture and fixtures	Office equipment	Electronic equipment	Total
COST
At March 31, 2025	$67,424	$114,227	$13,130	$4,586	$53,719	$253,086
Additions	6,144	29,289	-	-	-	35,433
Written-off	-	-	-	-	-	-
Translation adjustment	$16	$102	$(2)	$-	$(7)	$109
At September 30, 2025	$73,584	$143,618	$13,128	$4,586	$53,712	$288,628

DEPRECIATION AND IMPAIRMENT
At March 31, 2025	$(44,668)	$(46,211)	$(10,223)	$(3,382)	$(37,357)	$(141,841)
Additions	(13,321)	(14,056)	(961)	(457)	(5,350)	(34,145)
Written-off	-	-	-	-	-	-
Translation adjustment	$(47)	$(52)	$(2)	$(1)	$(16)	$(118)
At September 30, 2025	$(58,036)	$(60,319)	$(11,186)	$(3,840)	$(42,723)	$(176,104)

CARRYING AMOUNT
At March 31, 2025	$22,756	$68,016	$2,907	$1,204	$16,362	$111,245
At September 30, 2025	$15,548	$83,299	$1,942	$746	$10,989	$112,524

*

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Leasehold improvements-warehouse and offices	Shorter of estimated useful life of 5 years or expected lease term	Nil
Warehouse equipment	5 years	Nil
Furniture and fixtures	5 years	Nil
Office equipment	5 years	Nil
Motor vehicles	5 years	Nil
Electronic equipment	5 years	Nil

NOTE 17 — INTANGIBLE ASSETS

Amount
COST
At March 31, 2025	$127,462
additions during the period	7,066
translation adjustment	$11
At September 30, 2025	$134,539
AMORTIZATION
At March 31, 2025	$(31,025)
charge for the year	(13,247)
translation adjustment	$(49)
At September 30, 2025	$(44,321)
CARRYING AMOUNTS
At March 31, 2025	$96,437
At September 30, 2025	$90,218

NOTE 18 — INVENTORIES

	As at September 30, 2025	As at March 31, 2025
Low value consumables	$36,086	$40,837
Merchandised goods	557,287	519,145
Consignment inventories	-	-
Provision for obsolete inventories	$-	$-
Total	$593,373	$559,982

None of the inventory were expired. There was no inventory provision or written-off during the six months ended September 30, 2025 and 2024.

NOTE 19 — TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at September 30, 2025	As at March 31, 2025
Trade receivables	$5,092,957	$4,655,951
Allowance for expected credit losses	-	-
Total	$5,092,957	$4,655,951

The aging analysis of trade receivables is as follows:

	As at September 30, 2025	As at March 31, 2025
Less than 90 days	$2,449,089	$2,589,404
90-180 days	1,284,881	1,408,516
180-365 days	1,140,475	658,031
>365 days	218,512	-
Total	$5,092,957	$4,655,951

As disclosed in Note 5, the Company estimated the expected credit loss for accounts receivable based on certain assumptions and historical bad debt identified. As of September 30, 2025 and March 31, 2025, the Company has not identified any receivables that need to be written off. As such, no allowance on expected credit loss is considered as of September 30, 2025 and March 31, 2025.

The breakdown of other receivable and prepayments is as follows:

	As at September 30, 2025	As at March 31, 2025
Prepayments	$402,723	$163,366
Deposits	273,634	284,546
Total	$676,357	$447,912

Prepayments include advances to suppliers and prepaid expenses.

Deposits represent the deposit for rentals or utilities.

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

NOTE 20 — CASH AND CASH EQUIVALENTS

	As at September 30, 2025	As at March 31, 2025
Cash on hand	$1,636	$3,107
Cash at bank	189,276	745,614

Total	$190,912	$748,721

Cash and cash equivalents comprise cash held by the Group and cash at bank. Cash at bank as at September 30, 2025 and March 31, 2025 carry interest at market rates which ranged from 0.30% to 0.40% per annum. Majority of our cash is deposited with financial institution in Hong Kong.

NOTE 21 — INVESTMENT FOR FUNDS at fair value through profit or loss

	2025	2024
Beginning balance as of March 31,	$2,256,830	$-
Revaluation gain	$33,592	$-
Fair value of investment for funds as at September 30,	$2,290,422	$-

On February 12, 2025, the Group made an investment into an open-end fund at cost of $2,299,975.  The Fund is a private fund without liquidation date and can be redeemed after one year lock-up period which is from the investor’s initial investment date. The fund currently invested into a convertible loan of a private company. Considering the fund cannot repay to the investors at a definite day with a definite amount, the cash flow from the future redemption is considered not an investment with contractual cash flow. Therefore, the financial asset is classified as a financial asset measured at fair value through profit or loss. The Fund provided net asset value (“NAV”) reports as of March 31, 2025 and September 30, 2025, which considered the effect of loan interest to be collected and management fee or other costs of the fund. As the investment can be only redeemed at the NAV of the fund and the initial investment date is very close to the reporting date, the NAV is adopted by management to value the fair value of the financial asset. The difference of the valuation result and the carrying value was recorded within other gain.

NOTE 22 — TRADE AND OTHER PAYABLES

	As at September 30, 2025	As at March 31, 2025
Trade payables	$1,160,509	$1,727,809
Employee benefits payable	44,761	68,885
Accrual and other payables	$22,643	$25,065
Total	$1,227,913	$1,821,759

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at September 30, 2025	As at March 31, 2025
<90 days	$469,544	$1,534,745
90-180 days	117,466	139,958
180-365 days	527,369	31,772
>365 days	$46,130	$21,334
Total	$1,160,509	$1,727,809

NOTE 23 — RELATED PARTIES

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Mr. Lap Sun Wong	CEO, Chairman and Controlling shareholder
Mr. Zhifang Zhang	Director
LS International Holdings Limited	A company is controlled by two Directors of the Company
Wing Hong Pharmaceutical Limited	A company is controlled by two Directors of the Company
HongKong Hao Le Ku Limited	A company was controlled by COO of the Company *
HongKong Profit Fields Group Limited	A company is a minority shareholder of the Company
Hangzhou Liku Electronic Commercial Co., Ltd.	A company is controlled by son of the Chairman of the Company
My Brand Management Limited	A company is controlled by the Chairman of the Company
Billion Built International Limited	A company is controlled by the Chairman of the Company
Fame overseas Supply Chain Limited	A company is controlled by the Chairman of the Company

*	From January 9, 2024, HongKong Hao Le Ku Limited was not a related party of the Company.

(2)	Significant receivables/(payables), on a net basis, between the Group and the above related parties:

Name	As at September 30, 2025	As at March 31, 2025
Wing Hong Pharmaceutical Limited	$13,052	$80
Billion Built International Limited	-	51,415
Fame overseas Supply Chain Limited	-	5,814
Total of Amount due from related parties	$13,052	$57,309

Name	As at September 30, 2025	As at March 31, 2025
Mr. Lap Sun Wong	$(336,412)	$(115)
Mr. Zhifang Zhang	(1,198)	(1,198)
Total of Amount due to related parties	$(337,610)	$(1,313)

Related parties receivables/(payables) were unsecured, non-interest bearing and repayment on demand.

(3)	Significant related parties‘ transactions between the Group and the above related parties for the six months ended September 30, 2025:

Name	Sales to	Purchase from	Loan to	Loan from
Mr. Lap Sun Wong	$—	$—	$12,506	$347,469
Billion Built International Limited	—	66,719	—	—
Wing Hong Pharmaceutical Limited	40,902	—	—	—

(4)	Significant related parties‘ transactions between the Group and the above related parties for the six months ended September 30, 2024:

Name	Sales to	Purchase from	Loan to	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$1,675
Mr. Zhifang Zhang	—	—	—	5,776
Wing Hong Pharmaceutical Limited	1,564	—	—	—
HongKong Profit Fields Group Limited	52,234	—	—	—

NOTE 24 — SHORT-TERM AND LONG-TERM BANK LOAN

	As at September 30, 2025	As at March 31, 2025
Instalment bank loan – current portion	$355,466	$371,558
Instalment bank loan – noncurrent portion	1,334,565	1,503,797
Total loan	$1,690,031	$1,875,355

Bank loans represent the amounts due to various banks. As of September 30, 2025 and March 31, 2025, long-term bank loans consisted of the following:

Summary of Current portion of long-term bank loans

	Annual Interest	Last payment	As of September 30,	As of March 31
	Rate	date	2025	2025
Current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	February 4, 2026	23,493	51,307
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	October 19, 2033	90,766	88,852
Livi Bank (1)	4.02%	January 10, 2030 *	137,962	131,881
Standard Chartered Bank (2)	3.96%	April 24, 2027	$103,245	$99,518
Total			$355,466	$371,558

Summary of non-current portion of long-term bank loans

	Annual Interest	Last payment	As of September 30,	As of March 31
	Rate	date	2025	2025
Non-current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	February 4, 2026	$-	$-
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	October 19, 2033	722,927	769,002
Livi Bank (1)	4.02%	January 10, 2030 *	547,958	618,543
Standard Chartered Bank (2)	3.96%	April 24, 2027	$63,680	$116,252
Total			$1,334,565	$1,503,797

(1)	The loans are guaranteed by Mr. Wong, Chairman of the Board of Directors of the Company.

(2)	The loan is guaranteed by Mr. Wong and Mr. Zhang, two Directors of the Company.

*	The loan was scheduled to mature on January 10, 2030; however, the Company repaid all outstanding principal and related interest in full as of January 31, 2026.

NOTE 25 — LEASE

The Company primarily has operating leases for warehouse, administrative offices and dormitories, through third-parties. A summary of supplemental balance sheet information related to operating leases as of September 30, 2025 and March 31, 2025 was as follows:

	As of September 30, 2025	As of March 31, 2025
Lease right-of-use assets, net	$573,556	$482,489

Lease liabilities, current	452,940	493,103
Lease liabilities, non-current	129,713	6,412

Total lease liabilities	$582,653	$499,515

Weighted average remaining lease term	14.0 months	10.7 months

Weighted average discount rate*	3.56%	3.48%

*	The discount rate is based on its incremental internal long-term bank loan borrowing rate. In addition, since all of the Company’s leases are warehouse lease which are all located in Hong Kong, which have similar nature and similar economic environment, the same discount rate is applied to all newly added lease agreements within the same period.

Movement of right-of-use assets	2025
Lease right-of-use assets, net as of March 31, 2025	$482,489
Addition during the six months ended September 30, 2025	503,039
Right-of-use assets modification	-
Right-of-use assets amortization	(412,272)
Foreign currency translation adjustments	$300
Lease right-of-use assets, net as of September 30, 2025	$573,556

Movement of lease liability	2025
Total lease liabilities as of March 31, 2025	$499,515
Addition during the six months ended September 30, 2025	503,039
Total lease liabilities modification	-
Repayment	(420,166)
Foreign currency translation adjustments	$265
Total lease liabilities as of September 30, 2025	$582,653

A summary of lease expenses recognized in the consolidated statement of income and comprehensive income(loss) for the six months ended September 30, 2025 and 2024 and supplemental cash flow information related to operating leases were as follows:

	For the six months ended September 30, 2025	For the six months ended September 30, 2024
Operating lease expenses – short-term lease	$13,955	$106,700

Interest for lease liability	14,529	20,151

Right-of-use assets amortization	$412,272	$407,886

Minimum future lease payments under non-cancellable operating leases described above as of September 30, 2024 were as follows:

As of September 30, 2025
By September 30, 2025	$464,702
By September 30, 2026	131,090
By September 30, 2027	-
By September 30, 2028	$-
Total future lease payments	595,792

Less: present value discount	(13,139)

Total operating lease liabilities	$582,653

NOTE 26 — SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares * (Class A)	Amount (Class A)	Number of shares * (Class B)	Amount (Class B)	Subscription receivable	Additional Paid-in Capital
Shares outstanding as March 31, 2025	11,000,000	11,000	—	—	—	3,463,898
Shares outstanding as September 30, 2025	11,000,000	11,000	—	—	—	3,463,898

	Number of shares	Amount	Additional Paid-in Capital
Authorized Class A Ordinary shares of US$0.001 as at March 31, 2025 and September 30, 2025 *	940,000,000	$940,000	$—
Authorized Class B Ordinary shares of US$0.001 as at March 31, 2025 and September 30, 2025 *	60,000,000	60,000	$—
Issued Class A Ordinary shares of US$0.001 as at March 31, 2025 *	11,000,000	11,000	$3,463,898
Issued Class B Ordinary shares of US$0.001 as at March 31, 2025 *	—	—	$—
Issued Class A Ordinary shares of US$0.001 as at September 30, 2025 *	11,000,000	11,000	$3,463,898
Issued Class B Ordinary shares of US$0.001 as at September 30, 2025 *	—	—	$—

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

Class A Ordinary Shares

On December 1, 2023, the Company issued to two shareholders, 617,850 shares each, at unit price $0.001 per share as instructed by old shareholder of the Company to reflect transferring of shares.

On December 1, 2023, the Company issued to three shareholders 474,100 shares each, for their services in connection with the IPO and pre-IPO financing and cash consideration of $1,422 in total. As the services were going to be provided over the time till closing of IPO of the Company, the Company determined the value of the shares at average price over the whole service period in accordance with IFRS 2-13. During the fiscal year ended March 31, 2024, the fair value of the shares were valued at $1,831,137. After deducting the $1,422 cash consideration received by the Company, remaining value of $1,829,715 were determined as the service fee prepaid to the three parties. The services are estimated at 2-years service period, thus $914,857 were recorded as a deferred IPO costs for the services provided and $914,858 were recorded as a prepayment for the service to be provided for the next year as of March 31, 2024. As of March 31, 2025, the Company closed an IPO, therefore, the total service cost of $1,829,715 were recorded into deferred IPO costs and then immediately offset to the additional paid in capital.

On January 14, 2025, the Company completed its initial public offering ("IPO"), pursuant to which it issued 1,000,000 Class A ordinary shares at a price of $4 per share, raising gross proceeds of $4,000,000.

On December 12, 2025, the Company held a shareholders’ meeting to amend the Company’s authorized share capital, such that the authorized share capital remains US$1,000,000 (previously divided into 1,000,000,000 ordinary shares with a par value of US$0.001 per share) and is now divided into 1,000,000,000 ordinary shares consisting of (i) 940,000,000 Class A ordinary shares and (ii) 60,000,000 Class B ordinary shares.

Class B Ordinary Shares

On December 12, 2025, the Company held a shareholders’ meeting to amend the Company’s authorized share capital, such that the authorized share capital remains US$1,000,000 (previously divided into 1,000,000,000 ordinary shares with a par value of US$0.001 per share) and is now divided into 1,000,000,000 ordinary shares consisting of (i) 940,000,000 Class A ordinary shares and (ii) 60,000,000 Class B ordinary shares.

As of September 30, 2025, no Class B ordinary shares were issued and outstanding.

NOTE 27 — RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Retained earnings

The retained earnings comprise the cumulative net gains and losses recognized in the Company’s consolidated profit or loss and other comprehensive income.

Accumulated other comprehensive income

Accumulated other comprehensive income represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Group from their functional currency to the Group’s presentation currency.

NOTE 28 — RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the year.

The capital structure of the Group consisted of borrowings net of bank balances and cash, and equity attributable to owners of the Company comprising issued share capital and various reserves.

The directors of the Company review the capital structure regularly. As part of this review, the Group considers the cost of capital and the risks associated with each class of capital, and will balance its overall capital through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt.

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by monitoring borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	September 30, 2025	March 31, 2025
Total loans and long-term related party payable	$1,690,031	$1,875,355
Less: cash and cash equivalents	(191,371)	(748,721)
Net debt	1,498,660	1,126,634
Total equity	$5,143,431	$4,989,769
Gearing ratio	29%	23%

2.	Financial risk

Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables and short-term loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

3.	Market risk

(i)	Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HK$. Substantially all of our assets are denominated in HK$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HK$. If the HK$ depreciates against the U.S. dollar, the value of our HK$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of September 30, 2025 and March 31, 2025, our accumulated other comprehensive income was $10,746 and $10,819, respectively. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

(ii)	Interest rate risk

We deposit surplus funds with Hong Kong banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

4.	Credit risk

As at September 30, 2025, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated balance sheet.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced.

The Group’s exposure to credit risk on receivables are influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at September 30, 2025 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at September 30, 2025

	Within 1 year	Over 1 year	Total
Bank loans and long-term related party payable	$903,424	$786,607	$1,690,031
Lease liability	452,940	129,713	582,653
Trade and other payables	1,227,913	-	1,227,913
Income tax payable	123,184	-	123,184
Related parties payables	$337,610	$-	$337,610
Total	$2,497,113	$916,320	$3,961,391

6.	Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

—	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

—	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

—	Level 3 valuations: Fair value measured using significant unobservable inputs.

During the six months ended September 30, 2025 and 2024, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 3 fair value measurements

Financial assets reported in fair value hierarchy

	September 30, 2025
Financial Assets	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Total
Fund investments at fair value through profit or loss	—	—	$2,290,422	$2,290,422	$2,290,422
Total financial assets in fair value hierarchy	—	—	$2,290,422	$2,290,422	$2,290,422

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

NOTE 29 — COMMITMENTS AND CONTINGENCIES

(1)	Apart from the bank loans and lease liability as disclosed in Note 24 and Note 25, no other commitment was identified by the Company.

(2)	Please see Note 24 and Note 25 for the obligation of future payment.

No contingency is identified by the Company as of September 30, 2025.

NOTE 30 — EVENTS AFTER THE BALANCE SHEET

On October 6, 2025, the Board of Directors (the “Board”) of the Company received and accepted the resignation of Mr. Wong Lap Sun (“Mr. Wong”) from his position as Chief Executive Officer, the resignation of Mr. Zhifang Zhang (“Mr. Zhang”) from his position as Executive Director, and the resignation of Mr. Kwok Man Bun (“Mr. Kwok”) from his position as Chief Financial Officer effective immediately. Each of Mr. Wong, Mr. Zhang and Mr. Kwok resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. Effective on October 6, 2025, the Board appointed Mr. Chenyu Liang (“Mr. Liang”) as Director and Chief Executive Officer, Ms. Shu Liu (“Ms. Liu”) as Chief Financial Officer and Mr. Zifeng Wang (“Mr. Wang”) as Chief Strategy Officer of the Company.

On November 6, 2025, the Board of Directors (the “Board”) of the Company received and accepted the resignation of Ms. Raina Zou (“Ms. Zou”) from her position as Independent Director, chairperson of the audit committee of the Board, member of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board. On the same date, the Board also received and accepted the resignation of Dr. King Yin Lai (“Mr. Lai”) from his position as Independent Director, member of the audit committee of the Board, chairperson of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board. Both Ms. Zou and Mr. Lai resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. To fill the vacancy created by Ms. Zou’s resignation until the Company’s next annual general meeting called for the election of directors, the Board appointed Ms. Jingyan Wu (“Ms. Wu”) to serve as an independent director, chairperson of the audit committee of the Board, member of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board, effective on November 6, 2025.

On November 10, 2025, the Company submitted an early redemption application in respect of its investment in an open-ended fund, with the total redemption amounting to US$2,331,925. On November 11, 2025, the Company and the fund manager agreed on the relevant redemption terms and an installment payment schedule for the redemption proceeds, pursuant to which, the first installment of US$500,000 is expected to be paid on or around 18 November 2025, the second installment of US$400,000 on or around January 12, 2026, and the remaining balance of US$1,431,925 to be settled in one to three installments on or before March 31, 2026. As of March 18, 2026, the Company has received the first two installments of the redemption proceeds in full.

On December 12, 2025, the Company held a shareholders’ meeting, at which the following resolutions were adopted: (a) to amend the Company’s authorized share capital, such that the authorized share capital remains US$1,000,000 (previously divided into 1,000,000,000 ordinary shares with a par value of US$0.001 per share) and is now divided into 1,000,000,000 ordinary shares consisting of (i) 940,000,000 Class A ordinary shares and (ii) 60,000,000 Class B ordinary shares; (b) to repurchase 7,150,000 of the Company’s Class A ordinary shares (the “Repurchased Shares”) registered in the name of TUTU Business Services Limited (the “Shareholder”) at a nominal purchase price of US$1 in the aggregate, with such purchase price to be paid to the Shareholder upon completion of the repurchase and funded exclusively from the proceeds of a concurrent private placement of 7,150,000 of the Company’s Class B ordinary shares issued for the sole purpose of financing the repurchase; (c) to approve the Company’s 2025 Equity Incentive Plan; and (d) to approve other matters, the details of which are set forth in the Company’s Form 6-K filed with the Securities and Exchange Commission on December 17, 2025. The amendment to the authorized share capital and the repurchase of the 7,150,000 Class A ordinary shares were fully completed as of February 8, 2026.

On December 31, 2025, the English name of the Company was changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered.

On January 12, 2026, the Company received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its class A ordinary shares of par value of US$0.001 each (“Class A Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “HKPD.” In the event the Company does not regain compliance by July 13, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse share split, if necessary. If the Company chooses to implement a reverse share split, it must complete the split no later than ten (10) business days prior to July 13, 2026, or the expiration of the second compliance period if granted.